FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated May 31, 2011, announcing that the Company has entered into agreements to extend the time charter contracts for the Company's Handysize vessel M/V African Oryx and its Handymax vessel M/V African Zebra.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP.
SECURES CHARTER EXTENSIONS FOR TWO VESSELS

May 31, 2011 - Athens Greece – Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today that it has entered into agreements with MUR Shipping BV to extend the time charter contracts for the Company's Handysize vessel M/V African Oryx and its Handymax vessel M/V African Zebra, in direct continuation from the end of the minimum period of the previous charter parties of the two vessels. The charters have been extended for a period of 22 to 25 months, at gross base charter rates of $7,000 and $7,500 per day for the M/V African Oryx and the M/V African Zebra, respectively. The Company will also have the opportunity to benefit from a 50% spot rate-adjusted profit sharing arrangement above the base rate under each extended charter, which will be calculated based on an adjusted average spot charter rate derived from the Baltic Supramax Index on certain specified trade routes.

As a result of these extensions, the Company has time charter arrangements covering 89% of its ownership days for 2011, 50% for 2012 and 23% for 2013. The M/V African Oryx is a 24,110 dwt Handysize dry bulk carrier built in 1997 and the M/V African Zebra is a 38,623 dwt Handymax dry bulk carrier built in 1985.

Dale Ploughman, the Company's Chairman and Chief Executive Officer, stated: "We are pleased to have secured extensions for these two Handy vessels to what we believe to be a first class counterparty, especially in a time of freight rate volatility. We continue to aim on a chartering strategy focused on profitable employment of our vessels under long term coverage generating stable cash flows."

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,293,693 dwt and an average fleet age of 13.5 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman – Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Dale Ploughman
By: Dale Ploughman
Chief Executive Officer and
Chairman of the Board of Directors

Dated: May 31, 2011

SK 26979 0001 1200699